# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Global Management, Inc., CIK 0001858681
CUSIP: 03769M106
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 07/18/2025
Amends the filing with accession number 0000950142-25-001094
Filed by CIK 0001032666
Persons authorized to receive notices and communications: Leon D. Black, c/o Elysium Management LLC, 445 Park Avenue, Suite 1401, New York, New York (NY), 10022, (646) 589-8607

## Reporting persons
- BLACK, LEON D (CIK 0001032666): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 33,555,048; shared voting power 5,441,000; sole dispositive power 33,555,048; shared dispositive power 5,441,000; aggregate amount beneficially owned 38,996,048 (6.8% of the class)
  Comment: Based on 571,494,234 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the "Issuer") issued and outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.00001 per share
Name of issuer: Apollo Global Management, Inc.
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Mr. Leon D. Black (the "Reporting Person"), relating to the shares of the common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc., a Delaware corporation (the "Issuer") on January 11, 2022, as amended by Amendment No. 1 thereto filed with the Commission on May 27, 2022, Amendment No. 2 thereto filed with the Commission on August 16, 2022, Amendment No. 3 thereto filed with the Commission on February 16, 2024, Amendment No. 4 thereto filed with the Commission on May 10, 2024, Amendment No. 5 thereto filed with the Commission on October 28, 2024, Amendment No. 6 thereto filed with the Commission on January 22, 2025 and Amendment No. 7 thereto filed with the Commission on April 16, 2025 (as so amended, the "Schedule 13D"). This Amendment No. 8 is being filed to reflect the Reporting Person's entry into a variable share forward contract and correspondingly update the disclosure in Items 4, 5 and 6, as well as to reflect certain recent gifts as reflected in Item 5. The Schedule 13D is hereby amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 18, 2025 the Reporting Person (the "Counterparty"), entered into a Variable Share Forward Transaction (the "Transaction") with Wells Fargo Bank, National Association (the "Bank") pursuant to a Master Confirmation entered into between the Counterparty and the Bank (the "Forward Contract"). The Forward Contract obligates the Counterparty to deliver to the Bank, on specified dates (each, a "Settlement Date"), at the Counterparty's option, up to an aggregate number of shares of the Issuer's Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, at Counterparty's election and subject to satisfaction of certain conditions, an equivalent amount of cash.

The Counterparty pledged an aggregate of 3,000,000 shares of the Issuer's Common Stock (the "Pledged Shares") to secure its obligations under the Transaction.

The Counterparty retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (for so long as no event of default or similar event occurs under the Forward Contract as to which the Bank exercises its right to foreclose on such Pledged Shares) (and thereafter if the Counterparty settles the Transaction in cash), subject to certain payments the Counterparty may need to make to the Bank with respect to dividends under the terms of the Forward Contract.

Under the terms of the Forward Contract, the Counterparty will receive a prepayment from the Bank equal to the product of (i) the aggregate number of shares underlying the Transaction and (ii) a percentage of the initial share price, which will be determined following a hedging period.

For each of the components of the Transaction, the number of shares of the Issuer's Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on the Cash Settlement Date) is to be determined as follows: (a) if the per-share volume weighted average price of the Issuer's Common Stock on the related valuation date (the "Settlement Price") is less than or equal to a floor price that will be determined following a hedging period (the "Floor Price"), the Counterparty will deliver to the Bank the ratable portion of the Pledged Shares to be delivered with respect to each Settlement Date (such number of shares, the "Number of Shares")(greek question mark) (b) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the "Cap Price"), the Counterparty will deliver to the Bank a number of shares of the Issuer's Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price(greek question mark) and (c) if the Settlement Price is greater than the Cap Price, the Counterparty will deliver to the Bank a number of shares of the Issuer's Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Reference to percentage ownership of the Common Stock in this Schedule 13D are based on 571,494,234 shares of Common Stock, issued and outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2025. (a) and (b) As of the date of this Schedule 13D, Mr. Black is the beneficial owner of 38,996,048 shares of Common Stock (approximately 6.8% of the Common Stock), 33,555,048 of which he holds directly, and 5,441,000 of which are held by his spouse. Mr. Black has sole voting and sole dispositive power with respect to the shares he holds directly, and may be deemed to share voting and dispositive power over the shares held by his spouse. By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Person, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. According to public filings, the parties to the Stockholders Agreement, as a group, beneficially own an aggregate of 148,099,679 shares of Common Stock (approximately 25.9% of the Common Stock). The Reporting Person disclaims beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Person are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 4. Also see Schedule 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Variable Share Forward Transaction set forth in Item 4 above is incorporated by reference herein.

In addition, as of the date of this Amendment No. 8, a total of 19,550,000 shares of Common Stock beneficially owned by the Reporting Person are held in one or more margin accounts subject to a standard margin loan arrangement. The Reporting Person does not have any current intention to sell any of such shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Form of Variable Share Forward Contract

## Signatures
- BLACK, LEON D: /s/ Leon D. Black, Leon D. Black (07/22/2025)